

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2022

John Turner
Chief Financial Officer
Atlas Energy Solutions Inc.
5918 W. Courtyard Drive, Suite 500
Austin, TX 78730

> **Re: Atlas Energy Solutions Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 14, 2022**
> **CIK No. 0001910950**

Dear Mr. Turner:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. We note your risk factor on page 57 titled "Our principal stockholders collectively hold a significant amount of the voting power of our common stock." Please revise your prospectus cover page to discuss the significant control the Legacy Owners will have.

Environmental, page 3

2. We note you disclose that you commissioned the Transportation Study with an independent research agency. Please revise your disclosure to identify such independent research agency and file its written consent as an exhibit to the registration statement as required by Rule 436 of the Securities Act. Please also supplementally provide us the

Transportation Study.

3.   To facilitate an understanding of the nature of the transactions, please identify your corporate reorganization as an "Up-C" in your summary and elsewhere throughout your prospectus. Please also expand your summary disclosure to explain the business or strategic rationale for why this corporate structure was selected and to discuss the significant material benefits to Legacy Owners.

Summary
Atlas Energy Solutions Inc.
Management and Historical Successes, page 6

4.   We note your disclosure regarding Mr. Brigham's background and experience. Please also include disclosure cautioning potential investors that the prior performance of entities or projects in which Mr. Brigham was involved is not indicative of your future performance.

Assets and Operations, page 7

5.   Please provide complete summary property disclosure as required by Item 1303(b) of Regulation S-K.

Assets and Operations, page 8

6.   Please include the commodity price used, metallurgical recovery, and the cutoff grade with your resource and reserve disclosures.

7.   Please disclose your mineral resource summary exclusive of reserves as required by Item 1303(b)(3) of Regulation S-K.

Growth and Technology Initiatives, page 8

8.   Please expand your disclosure to discuss the timing of your electrified proppant conveyor system, the Dune Express, and the anticipated cost of development.

Summary Historical and Pro Forma Financial and Operating Data, page 26

9.   We note that a portion of the net proceeds from the offering will be used to make a distribution to the "Legacy Owners." Tell us whether the distribution amount will exceed your earnings for the year ended December 31, 2021, and how you considered the pro forma per share disclosure requirements of SAB Topic 1:B.3.

Non-GAAP Financial Measures, page 28

10.   We note your presentation of the non-GAAP measure contribution margin. Revise to present a reconciliation for this non-GAAP measures in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile this measure to the most directly comparable GAAP measure of gross profit that includes depreciation, depletion, and accretion expense.

11.   Your computation of free cash flow appears to differ from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). Please revise the title of your non-GAAP measure to avoid potential confusion with free cash flow. Refer to Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

12.   Revise to reconcile the non-GAAP liquidity measure free cash flow to cash provided by (used in) operating activities, which appears to be the most directly comparable financial measure calculated and presented in accordance with GAAP.

Risk Factors

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price..., page 57

13.   Please revise your risk factor to include disclosure of the amount of shares of Class A common stock which will be subject to the Registration Rights Agreement.

Our amended and restated certificate of incorporation will designate the Court of Chancery..., page 58

14.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We also note you disclose that such provision will not apply to suits brought to enforce any liability or duty created by the U.S. federal securities laws, for which the federal courts have exclusive jurisdiction. Please revise your disclosure to clarify whether the exclusive forum provision in your amended and restated certificate of incorporation applies to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act. In that regard, we note your disclosure here regarding your exclusive forum provision is not consistent with your disclosure at page 144. If your forum selection provision does not apply to actions arising under the Securities or Exchange Act, please ensure that the exclusive forum provision in your governing documents states this clearly.

We will be required to make payments under the Tax Receivable Agreement for certain tax benefits it may claim..., page 59

15.   We note your disclose that if you experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement otherwise terminates early (at your election or as a result of your breach), you would be required to make a substantial, immediate lump-sum payment. We also note that you intend to disclose the estimated termination payments if the Tax Receivable Agreement was terminated immediately after this offering. Please revise to also disclose the amount that would become due under the Tax Receivable Agreement if you experience a change of control under present circumstances, if estimable.

Use of Proceeds, page 72

16.   We note you disclose here that you intend to distribute a portion of the net proceeds to the Legacy Owners in exchange for a portion of their Atlas Units. However, you disclose on page 15 that you will contribute all of the net proceeds received by it in this offering to Atlas LLC in exchange for a number of Atlas Units such that the total number of Atlas Units held by Atlas Inc. equals the number of shares of Class A common stock outstanding after this offering. Please advise or revise.

17.   We note you intend to contribute all of the net proceeds from this offering not distributed to the Legacy Owners to Atlas LLC, which will use such net proceeds for general corporate purposes, including capital projects. Please revise to more specifically identify the intended uses and quantify the amounts intended to be allocated to each of the identified uses. If any material amount of proceeds is used to discharge indebtedness, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K. In that regard, we note your disclosure on page 82 that you expect to materially reduce your indebtedness with the proceeds from this offering. If you have no specific plan for the proceeds that will remain following the distribution, please discuss how you determined the size of the offering and the principal reasons for the offering. See Item 504 of Regulation S-K.

Capitalization, page 74

18.   Revise your capitalization table to give effect to the Reorganization and Distribution transactions in the As Adjusted pro forma column. Please present a separate pro forma As Adjusted column to reflect the pro forma capitalization after giving effect to the offering.

Our Facilities, page 105

19.   Please provide complete property disclosure as required by Item 1304(b) of Regulation S-K.

Our Reserves, page 107

20.   Please disclose your mineral resources and reserves for your individual material properties as required by Item 1304(b). Please include the reserve commodity price, cutoff grades and metallurgical recovery with your resource and reserve disclosures. See Item 1304(d) of Regulation S-K.

21.   Please provide a brief discussion of your material assumptions for your estimate of resources and reserves. See Item 1304(f) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 131

22.   Please revise your beneficial ownership table to disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares

held by Permian Dunes Holding Company, LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Certain Relationships and Related Party Transactions, page 133

23. We note you disclose that the Atlas LLC Agreement is filed as an exhibit to your registration statement and that your description of the Atlas LLC Agreement is qualified in its entirety by reference thereto. Please revise your exhibit index to include such agreement.

Historical Transactions with Affiliates, page 138

24. Please provide the disclosure required by Item 404 of Regulation S-K for the two fiscal years preceding the company's fiscal year ended December 31, 2021. See Instruction 1 to Item 404 of Regulation S-K.

25. We note you disclose that the Monahans Lease includes an annual minimum royalty payment in any year of the term following the occurrence of a Capital Event. Please disclose if this offering constitutes a Capital Event and, if material, quantify the annual minimum royalty payment following the occurrence of a Capital Event.

Exhibit 99.1, page E-1

26. We have reviewed your Technical Report Summary (TRS) and note numerous deficiencies and omissions in your report. Please revise your technical report summary to conform to the requirements of Item 601(b)(96)(iii)(B) of Regulation S-K.

General

27. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas Zentner